Exhibit (a)(5)(B)

June 23, 2009

Investors May Contact:

Kevin Stitt, Bank of America, 1.704.386.5667

Lee McEntire, Bank of America, 1.704.388.6780

Grace Yoon, Bank of America, 1.212.449.7323

Reporters May Contact:

Scott Silvestri, Bank of America, 1.980.388.9921

scott.silvestri@bankofamerica.com

Bank of America Announces Common Stock Average Price For Exchange

Offer

CHARLOTTE – Bank of America Corporation today announced the common stock average price of $12.7048 for its offers to exchange up to 200 million shares of common stock for outstanding depositary shares for each series of preferred stock listed below. The exchange offer consists of separate offers for depositary shares representing each series of the preferred stock listed below.

The common stock average price represents the simple arithmetic average of the daily per share volume-weighted average price of Bank of America common stock for each of the five consecutive trading days ending on and including June 22, 2009 (the second business day prior to the scheduled expiration date of the exchange offer). The number of shares of common stock issuable for each exchanged depositary share is listed below and was determined by dividing the applicable consideration per depositary share by 12.7048, the common stock average price, and rounded to four decimal places.

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Acceptance Priority Level	CUSIP No. of Depositary Shares	Series of Preferred Stock Represented by Depositary Shares	NYSE Ticker	Consideration for Depositary Share	Number of Shares of Common Stock per Depositary Share
1	060505815	Floating Rate Non-Cumulative Preferred Stock, Series E	BAC PrE	$16.25	1.2790
2	060505583	Floating Rate Non-Cumulative Preferred Stock, Series 5	BML PrL	$16.25	1.2790
3	060505633	Floating Rate Non-Cumulative Preferred Stock, Series 1	BML PrG	$15.00	1.1807
4	060505625	Floating Rate Non-Cumulative Preferred Stock, Series 2	BML PrH	$15.00	1.1807
5	060505617	6.375% Non-Cumulative Preferred Stock, Series 3	BML PrI	$17.00	1.3381
6	060505740	6.625% Non-Cumulative Preferred Stock, Series I	BAC PrI	$17.50	1.3774
7	060505724	7.25% Non-Cumulative Preferred Stock, Series J	BAC PrJ	$18.75	1.4758
8	060505765	8.20% Non-Cumulative Preferred Stock, Series H	BAC PrH	$20.50	1.6136
9	060505559	8.625% Non-Cumulative Preferred Stock, Series 8	BML PrQ	$21.00	1.6529

The exchange offer will expire at midnight, New York City time, on June 24, 2009, unless extended or earlier terminated by Bank of America. Holders of the depositary shares eligible for exchange will be able to tender their depositary shares, or withdraw their previously tendered depositary shares, at any time prior to the expiration of the exchange offer.

The exchange offer would increase Bank of America’s Tier 1 common capital by an amount equal to the aggregate liquidation preference of the depositary shares exchanged. The shares issuable in the exchange offer are part of Bank of America’s previously-announced plan to exchange common stock for non-government perpetual preferred stock. Bank of America believes that these actions will assist in meeting the $33.9 billion indicated Supervisory Capital Assessment Program (SCAP) buffer set by the Federal Reserve.

The exchange offer is subject to the terms and conditions described in the Offer to Exchange dated May 28, 2009, as amended, and the related Letter of Transmittal, previously filed with the Securities and Exchange Commission.

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The terms of the exchange offer and procedures for validly tendering and withdrawing depositary shares are described in detail in the Offer to Exchange and related materials, copies of which may be obtained without charge from the information agent for the exchange offer, D.F. King & Co., Inc., by calling (800) 829-6551 (toll free) or (212) 269-5550 (collect). The Offer to Exchange also is available free of charge on the SEC’s website at www.sec.gov as an exhibit to the tender offer schedule.

The exchange offer is being made to holders of depositary shares in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act. This press release is not an offer to purchase or an offer to exchange or a solicitation of acceptance of an offer to exchange any securities, and the exchange offer is being made only pursuant to the terms of the Offer to Exchange and the related materials.

Bank of America

Bank of America is one of the world’s largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 55 million consumer and small business relationships with more than 6,100 retail banking offices, more than 18,500 ATMs and award-winning online banking with nearly 30 million active users. Bank of America is among the world’s leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to more than 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients in more than 150 countries. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.

www.bankofamerica.com

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